SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2006
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In October 2006, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	62,841,818	0.1821	0.0954
Shares	Preferred	296,105,186	0.9435	0.4493
Transactions in the Month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Transaction	Day	Quantity	Price	Volume (R$) (3)
Shares	Preferred	Direct with the Company	Sell	04	5,000	999,23	4,996.15
Shares	Preferred	Direct with the Company	Sell	04	300,000	999,23	299,769.00
Shares	Preferred	Direct with the Company	Sell	24	500,000	952,84	476,420.00
End Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	62,841,818	0.1821	0.0954
Shares	Preferred	295,300,186	0.9410	0.4481

(1)

When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In August 2006, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	30,705,098,473	88.9627	46.5954
Shares	Preferred	12,226,975,396	38.9609	18.5546
Debentures	First tranche, due in 3 years, of nominative, book entry, non-share convertible, subordinated debentures	5,000	6,1196	2,4212
Transactions in the Month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Transaction	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Bradesco	Buy	03	500,000	880.00	440,000.00
Shares	Common	Hedging Griffo	Buy	03	23,770,000	880.00	20,917,600.00
Shares	Common	Bradesco	Buy	04	20,000	880.00	17,600.00
Shares	Common	Bradesco	Buy	04	160,000	885.00	141,600.00
Shares	Common	Bradesco	Buy	04	10,000	886.00	8,860.00
Shares	Common	Bradesco	Buy	04	10,000	887.99	8,879.90
Shares	Common	Bradesco	Buy	04	10,000	888.00	8,880.00
Shares	Common	Bradesco	Buy	04	1,000,000	888.39	888,390.00
Shares	Common	Bradesco	Buy	04	10,000	889.99	8,899.90
Shares	Common	Bradesco	Buy	04	10,000	890.00	8,900.00
Shares	Common	Bradesco	Buy	04	1,500,000	890.62	1,335,930.00
Shares	Common	Bradesco	Buy	04	10,000	890.70	8,907.00
Shares	Common	Bradesco	Buy	04	1,000,000	890.89	890,890.00
Shares	Common	Bradesco	Buy	04	110,000	891.00	98,010.00
Shares	Common	Bradesco	Buy	04	20,000	891.04	17,820.80
Shares	Common	Bradesco	Buy	04	10,000	891.06	8,910.60
Shares	Common	Bradesco	Buy	04	2,000,000	891.07	1,782,140.00
Shares	Common	Bradesco	Buy	04	20,000	891.10	17,822.00
Shares	Common	Bradesco	Buy	04	1,500,000	891.16	1,336,740.00
Shares	Common	Bradesco	Buy	04	1,000,000	891.96	891,960.00
Shares	Common	Bradesco	Buy	04	2,110,000	892.00	1,882,120.00
			Total Buy		34,780,000		30,720,860.20

Shares	Preferred	Hedging Griffo	Sell	04	1,000,000	994.00	994,000.00
Shares	Preferred	Hedging Griffo	Sell	04	110,000	994.22	109,364.20
Shares	Preferred	Hedging Griffo	Sell	04	1,000,000	997.00	997,000.00
Shares	Preferred	Hedging Griffo	Sell	04	290,000	998.98	289,704.20
Shares	Preferred	Hedging Griffo	Sell	04	2,960,000	999.00	2,957,040.00
Shares	Preferred	Hedging Griffo	Sell	04	180,000	999.19	179,854.20
Shares	Preferred	Hedging Griffo	Sell	04	1,420,000	999.50	1,419,290.00
Shares	Preferred	Hedging Griffo	Sell	04	810,000	999.99	809,991.90
Shares	Preferred	Hedging Griffo	Sell	04	11,150,000	1,000.00	11,150,000.00
Shares	Preferred	Hedging Griffo	Sell	04	1,000,000	1,000.43	1,000,430.00
Shares	Preferred	Hedging Griffo	Sell	04	920,000	1,001.00	920,920.00
Shares	Preferred	Hedging Griffo	Sell	04	160,000	1,002.50	160,400.00
Shares	Preferred	Bradesco	Sell	04	910,000	995.00	905,450.00
Shares	Preferred	Bradesco	Sell	04	40,000	996.00	39,840.00
Shares	Preferred	Bradesco	Sell	04	1,340,000	997.50	1,336,650.00
Shares	Preferred	Bradesco	Sell	04	910,000	997.80	907,998.00
Shares	Preferred	Bradesco	Sell	04	2,270,000	998.00	2,265,460.00
Shares	Preferred	Bradesco	Sell	04	1,340,000	998.10	1,337,454.00
Shares	Preferred	Bradesco	Sell	04	970,000	999.00	969,030.00
Shares	Preferred	Bradesco	Sell	04	1,790,000	999.04	1,788,281.60
Shares	Preferred	Bradesco	Sell	04	90,000	999.50	89,955.00
Shares	Preferred	Bradesco	Sell	04	30,000	999.94	29,998.20
Shares	Preferred	Bradesco	Sell	04	50,000	1,000.00	50,000.00
Shares	Preferred	Bradesco	Sell	04	100,000	1,000.03	100,003.00
Shares	Preferred	Itaú Corretora	Sell	23	1,600,000	957.00	1,531,200.00
Shares	Preferred	Itaú Corretora	Sell	23	260,000	957.01	248,822.60
Shares	Preferred	Itaú Corretora	Sell	23	220,000	957.49	210,647.80
Shares	Preferred	Itaú Corretora	Sell	23	250,000	957.50	239,375.00
Shares	Preferred	Itaú Corretora	Sell	23	30,000	957.98	28,739.40
Shares	Preferred	Itaú Corretora	Sell	23	170,000	958.00	162,860.00
Shares	Preferred	Itaú Corretora	Sell	23	40,000	959.01	38,360.40
Shares	Preferred	Itaú Corretora	Sell	23	10,000	959.50	9,595.00
Shares	Preferred	Itaú Corretora	Sell	23	20,000	961.00	19,220.00
			Total - Sell		33,440,000		33,296,934.50
End Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	30,739,878,473	89.0634	46.6482
Shares	Preferred	12,193,535,396	38.8544	18.5039
Debentures	First tranche, due in 3 years, of nominative, book entry, non-share convertible, subordinated debentures	5,000	6.1196	2.4212

(1)

When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In August 2006, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( ) Board of Directors	( ) Management	( X ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	27,414	0.0001	0.0000
End Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	27,414	0.0001	0.0000

(1)

When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In June 2006, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( ) Board of Directors	( ) Management	( ) Fiscal Council	( X ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	1,345	0.0000	0.0000
Shares	Preferred	6,725	0.0000	0.0000
End Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	1,345	0.0000	0.0000
Shares	Preferred	6,725	0.0000	0.0000

(1)

When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2006

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/João Mauricio Giffoni de Castro Neves

João Mauricio Giffoni de Castro Neves
Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.